Exhibit 12
Computation of Ratio of Earnings to Fixed Charges
(in millions except ratio of earnings to fixed charges)

	Year Ended December 31,
	2008		2007		2006		2005		2004
Earnings:
Income from continuing operations before income taxes and minority interest	$883.6		$599.6		$292.1		$112.1		$79.2
Portion of rents representative of interest expense	8.7		7.2		10.5		2.7		1.6
Interest on indebtedness, including amortization of deferred loan costs	20.8		73.3		78.2		87.7		138.6
Amortization of capitalized interest	-		-		-		-		-
Minority interest in pre-tax income of subsidiaries that have not incurred
fixed charges	-		0.9		(0.6)		(5.6)		(3.8)
Earnings, as adjusted	$913.1		$681.0		$380.2		$196.9		$215.6

Fixed Charges:
Portion of rents representative of interest expense	$8.7		$7.2		$10.5		$2.7		$1.6
Interest on indebtedness, including amortization of deferred loan costs	20.8		73.3		78.2		87.7		138.6
Capitalized interest	39.0		10.3		2.4		0.5		1.2
Total fixed charges	$68.5		$90.8		$91.1		$90.9		$141.4

Ratio of earnings to fixed charges	13.33	x	7.50	x	4.17	x	2.17	x	1.52	x